BENJAMIN FRANKLIN BANCORP, INC.
58 Main Street
Franklin, MA 02038-0309
(508) 528-7000

February 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549
Attention: Barry McCarty, Esq.

Re:	Benjamin Franklin Bancorp, Inc.
Registration Statement on Form S-4
Registration No. 333-121608

Ladies and Gentlemen:

     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Benjamin Franklin Bancorp, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (Registration No. 333-121608), as amended, be accelerated so that the Registration Statement will become effective at 5:00 p.m. on February 11, 2005, or as soon as practicable thereafter.

Very truly yours,

BENJAMIN FRANKLIN BANCORP, INC.

By:	/s/ Claire S. Bean

Claire S. Bean, Chief Financial Officer